SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of May 2024

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes   No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

ITALY'S AGCM REJECTS OTA PIRATE REQUEST FOR INJUNCTION AGAINST RYANAIR

RYANAIR WELCOMES AGCM RULING WHICH WILL DELIVER
MORE LOW FARES FOR ITALIAN CONSUMERS

Ryanair today (30 May) welcomed Italy's AGCM decision to reject an application from Spanish OTA Pirate (eDreams) for an injunction against Ryanair's pro-consumer direct distribution policy on the basis that there is "no danger of serious and irreparable damage to competition".This AGCM ruling comes shortly after the Milan Court of Appeal ruled in Jan 2024 that Ryanair's direct sales policy is "economically justified", leads to lower costs and lower fares, and "undoubtedly benefits consumers". Yesterday's AGCM decision shows that OTA Pirates like eDreams cannot mislead competition authorities about their overcharging of Italian consumers with hidden markups on air fares, baggage and seat fees.

Ryanair has in recent months signed "Approved OTA" agreements with multiple OTAs, including loveholidays, Kiwi, TUI, On the Beach, eSky and El Corte Inglés, under which these OTAs have agreed to stop screenscraping the Ryanair.com website, and to stop overcharging consumers with inflated air fares, and ancillary fees. These approved OTA agreements demonstrate how OTAs can work transparently with Ryanair for the benefit of both Italian citizens, and all other EU consumers.

Ryanair welcomes this latest platform opportunity to demonstrate to the AGCM the pro-competition and pro-consumer nature of its "Approved OTA" agreements. These agreements ensure that customers are being offered real Ryanair air fares and ancillary services, while Ryanair obtains real customer contact and payment details. These agreements contrast with the OTA Pirate model still being used by Spanish Pirate eDreams, which involves unlawful digital piracy (screenscraping) of the Ryanair.com website, and then inflating airline prices with hidden overcharges and/or invented fees for non-existent services, which seriously harm Italian and EU consumers, as follows:

OTA OVERCHARGES APRIL
	PRODUCT	OTAPRICE	RYRPRICE	OVERCHARGE
eDreams	Res. Seat	€25.24	€8.00	+216%
Opodo	Res. Seat	€31.49	€14.00	+125%
eDreams	10kg bag	€39.42	€19.79	+99%
OTA INVENTED CHARGES APRIL
Gotogate	"Refund" Fee	€65.00	€0	€65.00
Mytrip	"Premium+" Fee	€39.90	€0	€39.90
eDreams	"Premium" Fee	€17.99	€0	€17.99

Ryanair continues to campaign for consumer protection from overcharging OTA Pirates like eDreams, Opodo and Booking.com.  Ryanair calls on the AGCM to now investigate these few remaining OTA Pirates and take urgent action to protect Italian consumers.

Ryanair's Michael O'Leary said:

"eDreams' efforts to lie to the AGCM with its false claims have yet again failed. We welcome yesterday's AGCM ruling to dismiss eDreams application for an injunction against Ryanair. The AGCM clearly saw through false claims made to it by Spanish OTA Pirate eDreams about Ryanair's pro-consumer distribution policy. The Milan Court of Appeal in Jan already ruled that Ryanair's direct online sales policy is "economically justified", leads to lower costs and lower fares, and "undoubtedly benefits consumers".

As OTA Pirates like eDreams continue to scam and overcharge Italian consumers with hidden mark-ups and invented charges for Ryanair services, we repeat our call on the AGCM to now take urgent action to protect Italian consumers from these overcharging OTA Pirates like eDreams, Opodo and Booking.com."

ENDS
For further info
please contact:                       Ryanair Press Office
Tel: +353-1-9451799
press@ryanair.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

RYANAIR HOLDINGS PLC

Date: 30 May, 2024

By:___/s/ Juliusz Komorek____

Juliusz Komorek
Company Secretary